ALEXCO RESOURCE CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
(unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT		(unaudited)
(expressed in thousands of dollars)
	September 30	June 30
	2008	2008
ASSETS
Current Assets
Cash and cash equivalents	$6,613	$13,005
Accounts and other receivables	2,375	1,956
Income taxes receivable	32	32
Prepaid expenses and other current assets	354	478
	9,374	15,471
Restricted Cash and Deposits	1,580	1,260
Property, Plant and Equipment (see note 5)	4,562	4,109
Mineral Properties and Deferred Exploration Costs (see note 6)	48,136	41,849
Intangible Assets	2,708	2,862
Goodwill	917	917
	$67,277	$66,468

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$4,694	$3,179
Asset Retirement Obligations	931	814
Future Income Tax Liabilities	4,515	4,721
	10,140	8,714
Shareholders’ Equity (see note 7)	57,137	57,754
	$67,277	$66,468
	COMMITMENTS (see notes 6 and 10)
	SUBSEQUENT EVENTS (see note 16)

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS

“Michael Winn”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30		(unaudited)
(expressed in thousands of dollars, except
per share and share amounts)
	2008	2007

Consulting Revenue	$1,537	$1,388

Consulting Costs	1,019	939

Gross Profit	518	449

Expenses
Accretion of asset retirement obligations	8	9
Amortization of property, plant and equipment	111	81
Amortization of intangible assets	153	162
Business development and investor relations	228	118
Foreign exchange loss (gain)	(7)	10
Office and miscellaneous	227	198
Professional fees	194	178
Regulatory fees	25	67
Salaries and contractors and stock-based compensation	548	537
Travel	50	67

	1,537	1,427

Loss Before Other Income	(1,019)	(978)

Other Income
Interest income	90	333

Loss Before Provision for Taxes	(929)	(645)

Recovery of (Provision for) Taxes
Current	-	(114)
Future	270	278

Net Loss and Comprehensive Loss	$(659)	$(481)

Deficit – Beginning of Period	$(9,853)	$(5,885)

Net Loss	(659)	(481)

Deficit – End of Period	$(10,512)	$(6,366)

Loss Per Share – Basic and Diluted	$(0.02)	$(0.01)
Weighted Average Number of Shares Outstanding (in thousands of shares)	35,831	34,134

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30		(unaudited)
(expressed in thousands of dollars)
	2008	2007

Cash Flows from Operating Activities
Net loss	$(659)	$(481)
Items not affecting cash from operations –
Accretion of asset retirement obligations	8	9
Amortization of property, plant and equipment	111	81
Amortization of intangible assets	153	162
Stock-based compensation	42	-
Recovery of future income taxes	(270)	(278)

	(615)	(507)

Expenditures on asset retirement obligations	(182)	(39)
Changes in non-cash working capital balances related to operations –
Accounts and other receivable	(441)	(367)
Prepaid expenses and other current assets	124	1
Accounts payable and accrued liabilities	1,109	(304)
Income taxes payable and receivable	-	106

	(5)	(1,110)

Cash Flows from Investing Activities
Investment in mineral properties and deferred exploration costs	(5,505)	(3,823)
Purchase of property, plant and equipment	(584)	(226)
Decrease (increase) in restricted cash and deposits	(298)	(166)

	(6,387)	(4,215)

Cash Flows from Financing Activities
Common shares issued on exercise of stock options	-	159
Common shares issued on exercise of warrants	-	8

	-	167

Net Cash Flows	(6,392)	(5,158)

Cash and Cash Equivalents – Beginning of Period	13,005	21,631

Cash and Cash Equivalents – End of Period	$6,613	$16,473

SUPPLEMENTAL INFORMATION (see note 13)

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). Alexco conducts mineral exploration in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and the United States.

The Corporation is in the process of exploring its mineral properties and has not yet determined whether they contain mineral deposits that are economically recoverable. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties and deferred exploration costs are based on costs incurred to date, and do not necessarily represent present or future values.

2.	Basis of Consolidation and Presentation of Interim Financial Statements

These interim consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Resource Canada Corp. (formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. These interim consolidated financial statements do not include all of the disclosures and notes required in annual financial statements and as such should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, being those for the year ended June 30, 2008.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Corporation’s most recent annual consolidated financial statements, except with respect to the following new and revised accounting standards which the Corporation is required to adopt under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2008.

(a)	Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed and requires the following disclosures:

	(i)	qualitative information about the entity’s objectives, policies and processes for managing capital;

	(ii)	summary quantitative data about what it manages as capital;

	(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and

	(iv)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

See note 12 for information disclosed in respect of the Corporation’s management of its capital.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

(b)	Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments to the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.

See note 11 for information disclosed in respect of the Corporation’s financial instruments.

(c)	Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard is not expected to have a material impact on the Corporation’s financial statements as it has held no significant inventories in the past and does not anticipate holding any in the period of initial application.

4.	Future Accounting Policy Changes

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Corporation has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

5.	Property, Plant and Equipment

			September 30
		Accumulated	2008
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,200	$367	$2,833
Heavy machinery and equipment	1,703	513	1,190
Leasehold improvements	436	117	319
Furniture and office equipment	179	47	132
Computer hardware and software	307	219	88

	$5,825	$1,263	$4,562

			June 30
		Accumulated	2008
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$2,632	$284	$2,348
Heavy machinery and equipment	1,619	428	1,191
Leasehold improvements	436	99	337
Furniture and office equipment	162	38	124
Computer hardware and software	299	190	109

	$5,148	$1,039	$4,109

During the three month period ended September 30, 2008, the Corporation recorded total amortization of property, plant and equipment of $224,000 (2007 – $81,000), of which $113,000 (2007 – nil) was related to property, plant and equipment used in exploration activities and has been capitalized to deferred exploration costs. The balance of $111,000 (2007 – $81,000) has been charged to income.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

6.	Mineral Properties and Deferred Exploration Costs

		Expenditures
	June 30	Incurred	September 30
	2008	In the Period	2008

Acquisition Costs
Keno Hill District	$11,123	$32	$11,155
McQuesten	1,803	3	1,806
Brewery Creek	1,889	-	1,889
Other	98	-	98

	14,913	35	14,948

Deferred Exploration Costs
Keno Hill District	26,224	6,252	32,476
McQuesten	84	-	84
Brewery Creek	539	-	539
Other	89	-	89

	26,936	6,252	33,188

Total	$41,849	$6,287	$48,136

On September 20, 2008, the Corporation provided notice of its intention to exercise its option to acquire from a third party the remaining 30% interest in the McQuesten property held by that third party, by issuing 210,000 common shares plus granting a net smelter return royalty to the option or over certain McQuesten and proximal Keno Hill District claims ranging from 0.5% to 2%.

The exercise of the option was completed on October 20, 2008, with the issuance of the shares and the granting of the royalty (see note 16(b)).

7.	Shareholders’ Equity

Authorized share capital:
- Unlimited number of common shares, without par value

Components of shareholders’ equity:

	September 30	June 30
	2008	2008

Share capital	$59,117	$59,117
Warrants	2,878	2,878
Stock options	4,876	5,120
Contributed surplus	778	492
Deficit	(10,512)	(9,853)

Shareholders’ equity	$57,137	$57,754

Changes in the components of shareholders’ equity during the three month period ended September 30, 2008 are summarized as follows:

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Share Capital
Balance – September 30 and June 30, 2008		35,831,014	$59,117

Warrants
Balance – September 30 and June 30, 2008	$5.73	1,970,489	$2,878

Stock Options
Balance – June 30, 2008	$3.19	3,541,100	$5,120
Compensation expense recognized	-	-	42
Carrying amount of options expired	$5.96	(110,000)	(286)
Balance – June 30, 2008	$3.10	3,431,100	$4,876

Contributed Surplus
Balance – June 30, 2008			$492
Carrying amount of options expired			286
Balance – September 30, 2008			$778

8.	Warrants

Warrants outstanding at September 30, 2008 are summarized as follows:

	Number
	of shares
	issuable	Exercise
Expiry date	on exercise	price

December 11, 2008	85,800	$5.35
December 21, 2009	1,884,689	$5.75

	1,970,489

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

9.	Stock-Based Compensation

Incentive stock options outstanding and exercisable at September 30, 2008 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	935,000	3.96	$ 0.80	935,000	$ 0.80
$1.50	183,100	4.47	$ 1.50	183,100	$ 1.50
$3.08	1,007,500	4.88	$ 3.08	1,007,500	$ 3.08
$3.88	15,000	5.53	$ 3.88	3,750	$ 3.88
$4.46	205,500	5.67	$ 4.46	205,500	$ 4.46
$4.99	820,000	5.74	$ 4.99	820,000	$ 4.99
$5.19	150,000	5.92	$ 5.19	100,000	$ 5.19
$5.38	50,000	6.28	$ 5.38	50,000	$ 5.38
$5.90	65,000	6.62	$ 5.90	65,000	$ 5.90

	3,431,100	4.71	$ 3.10	3,369,850	$ 3.06

In addition, certain officers of a subsidiary of the Corporation have been provided with an incentive plan under which they could be issued over a period of up to four years an aggregate maximum of 64,412 shares of the Corporation as bonus remuneration in the event that their business unit achieves certain pre-set earnings targets. No compensation expense has been recorded by the Corporation in respect of shares potentially issuable under this plan and none will be recorded until it becomes likely that the minimum earnings targets will be achieved.

10.	Commitments

As a consequence of its renunciation of exploration expenditures deductible for Canadian income tax purposes in respect of flow-through shares issued during the 2007 calendar year, the Corporation’s commitment to incur further renounceable exploration expenditures by December 31, 2008 totaled $nil as at September 30, 2008 (June 30, 2008 – $4,004,000).

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

11.	Financial Instruments

Financial Assets and Liabilities

Information regarding the Corporation’s financial assets and liabilities is summarized as follows:

	September 30, 2008		June 30, 2008

	Fair	Carrying	Fair	Carrying
	Value	Value	Value	Value

Held for trading –
Cash and demand deposits	$1,802	$1,802	$2,316	$2,316
Bankers’ acceptances	4,811	4,811	10,689	10,689
	$6,613	$6,613	$13,005	$13,005

Held to maturity –
Term deposits	$1,580	$1,580	$1,260	$1,260

All bankers’ acceptances carried initial maturity periods of three months or less. They are included in cash and cash equivalents and are therefore classified as held for trading, and their fair values have been estimated by the Corporation by making reference to published yields for such instruments.

All term deposits held at September 30, 2008 have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. Given their short term nature and low investment risk, the Corporation estimates that the carrying amounts of the term deposits reasonably approximate their fair values. The term deposits held at September 30, 2008 comprise the financial instruments in which the Corporation’s restricted cash and deposits are held.

Of the Corporation’s restricted cash and deposits at September 30, 2008 of $1,580,000 (June 30, 2008 – $1,260,000), a total $1,397,000 (June 30, 2008 – $1,100,000) comprises security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed. The balance of the Corporation’s restricted cash and deposits comprises security provided in respect of certain long-term operating lease commitments.

The Corporation recognized interest income during the three month period ended September 30, 2008 totaling $90,000, of which $22,000 represented interest income earned from the Corporation’s held-to-maturity investments. The balance represents interest income from all other sources, including yield income recognized on bankers’ acceptances. Given their short initial maturity periods and the high quality of the issuing counterparties, trading gains and losses outside of yield-at-inception returns on the Corporation’s bankers’ acceptances have been insignificant.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

September 30, 2008

Accounts and other receivables –
Currently due	$1,665
Past due by 90 days or less, not impaired	646
Past due by greater than 90 days, not impaired	64
2,375

Cash and demand deposits	1,802
Bankers’ acceptances	4,811
Term deposits	1,580
Income taxes receivable	32

$10,600

Substantially all of the Corporation’s cash and cash equivalents and term deposits are held with major financial institutions in Canada such that the exposure to credit risk is considered insignificant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under the its financial instruments, particularly with respect to receivables. The Corporation considers the risk of loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support both its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 12. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, all of which are due within the next 12 month period.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

Currency Risk

The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

September 30, 2008

Cash and demand deposits	$72
Accounts and other receivables	243
Accounts payable and accrued liabilities	(29)

Net exposure	$286

Based on the above net exposure at September 30, 2008, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $29,000 decrease or increase respectively in both net and comprehensive loss. The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Accordingly, the Corporation has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Corporation has no significant exposure at September 30, 2008 to interest rate risk through its financial instruments.

12.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in note 7. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital remains unchanged from the year ended June 30, 2008.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

13.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month periods ended September 30, 2008 and 2007 is summarized as follows:

	2008	2007

Composition of Cash and Cash Equivalents
Cash and demand deposits	$1,802	$251
Bankers’ acceptances	4,811	16,222

	$6,613	$16,473

Cash Flows Arising From Interest and Taxes Paid
Interest paid	$-	$-
Income taxes paid	$-	$7

Non-Cash Investing and Financing Transactions
Shares issued for acquisition of mineral property interests	$-	$651
Increase (decrease) in accounts payable and accrued liabilities related to:
Mineral properties	$313	$(730)
Property, plant and equipment	$93	$-

14.	Segmented Information

For the three months ended	Consulting	Mineral
September 30, 2008	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,401	$-	$-	$1,401
Non-Canadian	136	-	-	136
Intersegment	393	-	-	393
Total segment revenues	1,930	-	-	1,930
Intersegment revenues
eliminated on consolidation	(393)	-	-	(393)
Total revenues as reported	$1,537	$-	$-	$1,537

Segment loss before provision for taxes	$(103)	$-	$(826)	$(929)

Total assets	$7,200	$52,765	$7,312	$67,277

For the three months ended	Consulting	Mineral
September 30, 2007	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,290	$-	$-	$1,290
Non-Canadian	98	-	-	98
Intersegment	181	-	-	181
Total segment revenues	1,569	-	-	1,569
Intersegment revenues
eliminated on consolidation	(181)	-	-	(181)
Total revenues as reported	$1,388	$-	$-	$1,388

Segment loss before provision for taxes	$262	$-	$(907)	$(645)

Total assets	$17,663	$29,083	$23,054	$69,800

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

The Corporation’s two operating segments are consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. The prior year segmented information figures have been restated to reflect certain changes the Corporation made during its 2008 fiscal year in the methodology followed in allocating certain expenditures between operating segments for the purpose of assessing segment performance.

15.	Related Party Transactions

During the three month period ended September 30, 2008, the Corporation incurred technical service fees with NovaGold Resources Inc. (“NovaGold”) totaling $103,000 (2007 – $245,000), which have been capitalized to mineral properties and deferred exploration costs. NovaGold is related as it is a shareholder with significant influence over the Corporation. As at September 30, 2008, accounts payable and accrued liabilities include $102,000 (June 30, 2008 – $58,000) due to NovaGold.

During the three month period ended September 30, 2008, the Corporation incurred $24,000 (2007 – $24,000) in respect of rent expense for office space under an agreement with Access Field Services, a company owned by certain officers of the Corporation’s subsidiary Access. At September 30, 2008, accounts payable and accrued liabilities include $nil due to Access Field Services (June 30, 2008 – $nil).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

16.	Subsequent Events

(a)	Silver Purchase Agreement

On October 2, 2008, the Corporation entered into a silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”) under which Silver Wheaton will purchase 25% of the life of mine silver produced by the Corporation from its Keno Hill District mineral properties, including McQuesten. The Corporation will receive an up-front deposit payment from Silver Wheaton of US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. US$15 million of the up-front payment will be made in two tranches as certain conditions are completed, anticipated to occur over the course of the second quarter of the Corporation’s current fiscal year. The US$15 million will fund ongoing underground development, resource definition drilling and continued exploration, as well as other work required to refine and complete engineering studies, in respect of the Bellekeno project within the Keno Hill District. The remaining US$35 million will be paid on a monthly draw-down basis to fund mine infrastructure and processing facility construction costs, commencing once the Corporation has made a positive development decision and subject to certain other conditions including the Corporation having sufficient committed funds available to complete construction and achieve production within specified time frames.

(b)	Exercise of McQuesten Property Option

On October 20, 2008, the Corporation completed the exercise of its option to acquire from a third party the remaining 30% interest in the McQuesten property by issuing 210,000 common shares and granting a net smelter return royalty to the option over certain McQuesten and proximal Keno Hill District claims ranging from 0.5% to 2% (see note 6).

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

(c)	Flow-Through Private Placement

On October 23, 2008, the Corporation issued by way of private placement 3,500,000 flow-through shares on a brokered basis at $2.00 per share, for aggregate gross proceeds of $7,000,000. The agent to the private placement was paid a commission of 6% of the gross proceeds and received broker’s warrants to acquire 210,000 non-flow-through shares at any time until October 23, 2009 at a price of $2.00 per share. As a consequence of this issuance, the Corporation became committed to incur renounceable exploration expenditures totaling $7,000,000 by December 31, 2009.